Exhibit 4.34

Dated 22 JULY 2011

The Commissioners of Her Majesty’s Treasury

The Royal Bank of Scotland plc

and

The Royal Bank of Scotland Group plc

________________________________________

FIFTH SUPPLEMENTAL AGREEMENT

relating to The Royal Bank of Scotland plc’s
participation in the UK Asset Protection Scheme

________________________________________

CONTENTS

1.	INTERPRETATION	3

2.	AMENDMENT AND VARIATION	4

3.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS	5

4.	CONDITIONS PRECEDENT	7

5.	COUNTERPARTS	8

SCHEDULE 1 (New Definitions)		9

SCHEDULE 2

	Part I (Replacement Clauses 9.4 and 9.8 of the Accession Agreement)	12

	Part II (Insertion of Additional Specified Obligations in Schedule 4 to the Accession Agreement)	13

SCHEDULE 3 (New Clauses 10.2 to 10.13 of the Accession Agreement)		14

SCHEDULE 4 (Form of Side Letter)		21

SCHEDULE 5 (Amendment of Scheme Principles)		23

SCHEDULE 6 (Ultimate Parent IDs Excluded by Agreement)		24

DATE: 22 JULY 2011

PARTIES:

1.	The Commissioners of Her Majesty’s Treasury of 1 Horse Guards Road, London SW1A 2HQ (the “Treasury”);

2.
The Royal Bank of Scotland plc, a public limited company incorporated in Scotland with registered number SC090312, whose registered office is at 36 St Andrew Square, Edinburgh, Midlothian EH2 2YB (the “Participant”); and

3.
The Royal Bank of Scotland Group plc, a public limited company incorporated in Scotland with registered number SC045551, whose registered office is at 36 St Andrew Square, Edinburgh, Midlothian EH2 2YB (the “Initial Parent”).

BACKGROUND:

A.	On 19 January 2009, Her Majesty’s Government of the United Kingdom announced its intention to offer the UK Asset Protection Scheme (the “Scheme”).

B.
On 26 November 2009, the Participant agreed to participate in the Scheme pursuant to an accession agreement (the “Accession Agreement”) made between the Treasury, the Participant and the Initial Parent.

C.
On 27 August 2010, 20 December 2010, 10 February 2011 and 30 June 2011 the parties to this Agreement (the “Parties”) agreed to amend certain terms of the Accession Agreement and the terms and conditions of the Scheme (as such terms and conditions apply to the Participant) and the Participant agreed to enter into certain supplemental obligations pursuant to supplemental agreements between the Parties.

D.
The Parties have now agreed to make certain further amendments to the Accession Agreement and the terms and conditions of the Scheme (as such terms and conditions apply to the Participant) as further detailed in this Agreement.

IT IS AGREED:

1.	INTERPRETATION

1.1	In this Agreement:

(A)	“Conditions Precedent” has the meaning given to it in Clause 4;

(B)
“Effective Date” means, subject to the Treasury having notified the Participant in writing of it being satisfied that the Conditions Precedent have been fulfilled (or waived) in accordance with Clause 4 before such date, 1 August 2011;

(C)	“Initial Focus List” has the meaning given to it in Schedule 1;

(D)	“Participant Entities” means the Participant and the Initial Parent;

(E)	“Restructuring Side Letter” means the letter from the Agency to the Participant and the Initial Parent dated 17 January 2011 entitled “Prohibited Conduct in respect of Restructurings”; and

(F)	“Side Letter” means the letter from the Agency to the Participant and the Initial Parent in the form set out in Schedule 4.

1.2
Capitalised terms used but not defined in this Agreement shall have the respective meanings given to them in the Accession Agreement (including on the basis set out in clause 1.1(B) of the Accession Agreement).

1.3
Condition 57 shall apply to this Agreement mutatis mutandis except that in this Agreement, unless otherwise stated, references to Clauses and Schedules are references to clauses of, and schedules to, this Agreement.

1.4	The Schedules form part of this Agreement.

1.5	This Agreement is hereby designated a Scheme Document.

1.6	Clause 1.3 of the Accession Agreement shall apply to this Agreement mutatis mutandis except that references therein to “this Agreement” shall be to this Agreement.

2.	AMENDMENT AND VARIATION

2.1	The Accession Agreement shall be amended and the Conditions varied pursuant to Condition 1.5 with effect from the Effective Date as follows:

(A)	the new definitions listed in Schedule 1 shall be inserted into clause 1.1 of the Accession Agreement, in alphabetical order;

(B)	references in clauses 9.2 and 9.3 of the Accession Agreement to Covered Assets shall be replaced by references to Focus List Assets;

(C)	existing clauses 9.4 and 9.8 of the Accession Agreement shall be deleted and new clauses 9.4 and 9.8 as set out in Part I of Schedule 2 shall be inserted in their place;

(D)	the heading of existing clause 10 of the Accession Agreement shall be deleted in its entirety a new heading “ASSET MANAGEMENT CONDITIONS” inserted in its place;

(E)	existing clause 10 of the Accession Agreement shall be renumbered as clause 10.1 under a new sub-heading “Blind Pool Assets”;

(F)
new clauses 10.2 to 10.13 and sub-headings thereto as set out in Schedule 3 shall be inserted into the Accession Agreement immediately after clause 10.1 thereof (as renumbered pursuant to Clause 2.1(E));

(G)	Schedule 4 (Additional Specified Obligations) of the Accession Agreement shall be amended by the insertion of additional Specified Obligations as set out in Part II of Schedule 2; and

(H)	the Scheme Principles shall be amended by the deletion of existing Conditions 2.3(U), 2.3(V) and 2.3(X) and their replacement by new Conditions 2.3(U), 2.3(V) and 2.3(X) as set out in Schedule 5.

2.2	With effect from the Effective Date (but without prejudice to any accrued rights of the Treasury thereunder) the Restructuring Side Letter shall cease to be of any further force or effect.

2.3	The Accession Agreement shall, save as expressly provided in this Agreement, continue in full force and effect.

3.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

3.1	Each Participant Entity represents and warrants to the Treasury on the date of this Agreement and on the Effective Date as follows:

(A)	it is a company with limited liability, duly incorporated and validly existing under the law of its jurisdiction of incorporation;

(B)	it has the power to own its assets and carry on its business as it is being conducted;

(C)
the obligations expressed to be assumed by it in this Agreement and the Side Letter are legal, valid, binding and enforceable obligations, subject to any general principles of law limiting such obligations;

(D)
it has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Agreement and the Side Letter and the transactions contemplated by this Agreement and the Side Letter;

(E)
the entry into and performance by it of this Agreement and the Side Letter and the transactions contemplated by this Agreement and the Side Letter do not conflict with (i) any Applicable Law or (ii) the constitutional documents of any member of the Participant’s Group; and

(i)
all Authorisations that are (singly or in the aggregate) material in the context of this Agreement and/or the Side Letter and are required (a) to enable it lawfully to enter into, and exercise its rights and comply with its obligations pursuant to, this Agreement and the Side Letter and (b) to make this Agreement and the Side Letter admissible in evidence in its jurisdiction of incorporation; and

(ii)	all material Authorisations required to enable it lawfully to carry on its business,

have been obtained or effected and are in full force and effect and, so far as it (acting reasonably and having made all due and reasonable enquiries) is aware, there are no circumstances which might reasonably be expected to lead to any of such Authorisations being revoked, suspended, varied or refused renewal to an extent which would be, or would be reasonably likely to be, (singly or in the aggregate) material in the context of this Agreement and/or the Side Letter.

3.2
The Participant Entities represent and warrant to the Treasury that, to the best of their knowledge and belief, having duly made all due and reasonable enquiries, the entries set out in the Initial Focus List and in Schedule 6 together specify the Ultimate Parent IDs as at 31 May 2011 of:

(A)
each Covered Asset (other than any Blind Pool Asset) with a Covered Amount that is in excess of *** which was (in whole or in part) within the Global Restructuring Group of the Participant’s Group as at 30 June 2011 or within the Non-Core division of the Participant’s Group as at 31 May 2011; and

(B)
each Covered Asset with a Covered Amount that when aggregated with the Covered Amount of each other Covered Asset with the same Ultimate Parent ID as at 31 May 2011 is in excess of *** where at least one of such Covered Assets was (in whole or in part) within the Global Restructuring Group of the Participant’s Group as at 30 June 2011 or within the Non-Core division of the Participant’s Group as at 31 May 2011 and in either case is not a Blind Pool Asset, and for the purposes of the foregoing, references to the Covered Amount of any Covered Asset shall be construed as references to the Covered Amount of that Covered Asset as at 31 May 2011 as would be reportable by the Participant in accordance with the Data Field Rules for Post-Accession Data as at such date were the Update Frequency in section 20 of Part III (Specific Rules for Timing of Completion and Delivery) of the Data Field Rules for the Post-Accession Data Fields monthly rather than quarterly.

3.3
The representations and warranties in Clause 3.2 shall be deemed to be Representations (as defined in the Conditions) for the purposes of construing the reference to Representations in Condition 33.1(C).

3.4	Each Participant Entity shall notify the Treasury promptly if it becomes aware that the representations and warranties in Clause 3.2 were incorrect or misleading in any respect.

3.5
The Participant undertakes to ensure that the Asset Management Framework and the Conflicts Management Policy are reviewed for consistency with this Agreement and more generally to determine any modifications thereto that the Participant reasonably considers to be appropriate as soon as reasonably practicable and in any event by the time of the September 2011 SOC meeting.

3.6
Subject to compliance by the Participant with its obligations under Clause 3.5, the Parties agree that the Participant shall not be treated as being in breach of Conditions 10.22(C) or 10.23(C) as a result of any inconsistency between (i) the Asset Management Framework and/or the Conflicts Management Policy and (ii) any other provisions of the Scheme Documents that may arise during the period from the Effective Date to the September 2011 SOC meeting as a result of the execution of this Agreement.

4.	CONDITIONS PRECEDENT

4.1	It shall be a condition precedent to the effectiveness of Clauses 2.1, 2.2 and 3.4 that the conditions set out in Clause 4.4 (the “Conditions Precedent”) shall

*** Material has been omitted pursuant to a request for confidential treatment and has been filed separately.

have been fulfilled to the satisfaction of the Treasury (or waived in its sole discretion).

4.2
The Treasury shall, as soon as reasonably practicable, notify the Participant upon it being satisfied that the Conditions Precedent have been fulfilled (or waived).  Such notification shall be conclusive evidence of fulfilment (or waiver) of the Conditions Precedent but shall not otherwise constitute any waiver, agreement or consent.

4.3
If any of the Conditions Precedent shall not have been fulfilled (or waived) before the Effective Date, this Agreement shall terminate with immediate effect.  The Parties acknowledge and agree that if this Agreement is terminated pursuant to this Clause 4.3, the amendments and variations referred to in Clause 2.1 and the provisions of Clause 2.2 shall not take effect.

4.4	The Conditions Precedent are as follows:

(A)	the receipt by the Treasury of the Side Letter, duly executed by the Participant Entities;

(B)	the receipt by the Treasury of:

(i)	(a)	a copy of a resolution of the board of directors of the Participant which approves and authorises the Participant to execute, and perform its obligations under, this Agreement and the Side Letter; or

(b)	a copy of an alternative corporate authority of the Participant; and

(ii)
a certificate of a director, the secretary, the deputy secretary / head of group secretariat, the senior assistant secretary or the assistant secretary of the Participant certifying that, so far as he or she is aware having made all due and reasonable enquiries, the copy document referred to in, and delivered to the Treasury pursuant to, sub-paragraph (i)(a) above or (i)(b) above (as the case may be) is a true, complete and accurate copy of the original and in full force and effect, in each case in form and substance satisfactory to the Treasury; and

(C)	the receipt by the Treasury of:

(i)	(a)
a copy of a resolution of the board of directors of the Initial Parent which approves and authorises the Initial Parent to execute, and perform its obligations under, this Agreement and the Side Letter; or

(b)	a copy of an alternative corporate authority of the Initial Parent; and

(ii)
a certificate of a director, the secretary, the deputy secretary / head of group secretariat, the senior assistant secretary or the assistant secretary of the Initial Parent certifying that, so far as he or she is aware having made all due and reasonable enquiries, the copy document referred to in, and delivered to the Treasury pursuant to, sub-paragraph (i)(a) above or (i)(b) above (as the case may be) is a true, complete and accurate copy of the original and in full force and effect, in each case in form and substance satisfactory to the Treasury.

5.	COUNTERPARTS

Clause 23 of the Accession Agreement shall apply to this Agreement mutatis mutandis.

IN WITNESS of which this Agreement has been entered into on the date which first appears on page 1 above.

SCHEDULE 1

(New Definitions)

“Focus List” means the Initial Focus List as amended and updated by the Participant from time to time pursuant to the provisions of Clauses 10.11 and 10.12;

“Focus List Related Party Asset” means:

(A)	a part of a Focus List Asset that is a Triggered Asset which would be treated as if it were not a Covered Asset pursuant to Condition 7.26(D);

(B)	an asset or exposure (other than a Focus List Asset) of any person falling within paragraph (A) or (C) of the definition of Applicable Entity in respect of which:

(i)
the credit limit, credit line or trading line (or equivalent) in respect of a Counterparty is aggregated with the credit limit, credit line or trading line (or equivalent) of a Counterparty in respect of a Focus List Asset pursuant to the Credit Aggregation Policy, or would be so aggregated if the Credit Aggregation Policy were to be consistently applied as between Focus List Assets and assets and exposures (including Protected Assets and Related Party Assets) that do not comprise Focus List Assets; or

(ii)	there is a Conflict involving one or more Focus List Assets which is required to be managed pursuant to the Conflicts Management Policy,

and for the purposes of paragraph (B)(i) above, an asset or exposure (other than a Focus List Asset) of any person falling within paragraph (A) or (C) of the definition of Applicable Entity in respect of which any Counterparty (or any Group Member of any such Counterparty) is also a Counterparty (including an Obligor) in respect of a Focus List Asset (or a Group Member of any such Counterparty) shall be deemed to be regarded by the Credit Aggregation Policy as, prima facie, a Focus List Related Party Asset;

“Initial Focus List” means the Initial Focus List in the agreed form;

“Focus List Asset” means:

(A)	where a Bank Covered Asset ID is specified in the Focus List, the Relevant Covered Asset(s) and or Relevant Non-Cash Realisations identified by such Bank Covered Asset ID;

(B)
where an APS Covered Asset ID is specified in the Focus List but no associated Bank Covered Asset ID is specified in the Focus List, the Relevant Covered Asset(s) identified by such APS Covered Asset ID and any Relevant Non-Cash Realisation(s) in respect of such Relevant Covered Asset(s);

(C)
where an Ultimate Parent ID is specified in the Focus List but no associated APS Covered Asset ID or Bank Covered Asset ID is specified in the Focus List, any Relevant Covered Asset(s) with such Ultimate Parent ID and any Relevant Non-Cash Realisation(s) in respect of such Relevant Covered Asset(s);

(D)	a Relevant Covered Asset or Relevant Non-Cash Realisation that would have been a Focus List Asset had the Participant complied with its obligations under Clause 10.11;

(E)
any other Protected Asset or part of a Protected Asset (identified by reference to its or the associated APS Asset Covered ID(s) and, if required, Bank Covered Asset ID(s)) that is agreed in writing between the Treasury and the Participant to be a Focus List Asset; or

(F)	a Closely Related Hedge in respect of any Relevant Covered Asset that is a Focus List Asset;

“Minor Restructuring Event” means any action taken by a member of the Participant’s Group which is intended by such member (acting reasonably and in good faith) to provide an Obligor with short term financial relief or stability and which would usually be considered as an interim measure pending the anticipated agreement of a longer-term restructuring, including:

(A)	covenant test deferrals;

(A)	covenant waivers;

(B)	covenant resets or amendments;

(C)	deferrals of interest;

(D)	deferrals of non-material amounts of capital;

(E)	provision of short term funding to meet perceived liquidity requirements; and

(F)	standstill agreements;

“Monthly Delivery Date” means, in relation to a calendar month other than March or December, the Weekly Delivery Date next following the date falling 30 Business Days after the end of that calendar month and, in relation to each March and December, the Weekly Delivery Date next following the date falling 25 Business Days after the end of such March or December as the case may be;

“Nominated Representatives” means, in relation to the Participant, Nathan Bostock (being the Chief Risk Officer of the Participant), or such other representative of the Participant as the Treasury may agree with the Participant in writing from time to time, and, in relation to the Treasury, the Chief Executive of the Agency, or such other representative of the Treasury as the Treasury may specify to the Participant in writing from time to time;

“Non-Qualifying Minor Restructuring Event” means any Minor Restructuring Event which either itself or when taken together with any prior Minor Restructuring Event has the effect of deferring engagement with the Borrower regarding a longer term restructuring for more than six months;

“Notification Week” means a period from Friday of one week to Thursday of the following week (inclusive) provided that the first Notification Week shall commence on 1 July 2011 and end on 4 August 2011;

“Relevant Conduct” has the meaning given to it in Clause 10.9(A)(i);

“Relevant Covered Asset” means a Protected Asset falling within paragraph (A) or (B) of the definition of Protected Asset, or any part thereof;

“Relevant Non-Cash Realisation” means a Non-Cash Realisation falling within paragraph (C) of the definition of Protected Asset, or any part thereof;

“Significant Restructuring Event” means, in relation to any Focus List Asset (other than a Blind Pool Asset):

(A)	any Restructuring Event other than a Minor Restructuring Event which is not a Non-Qualifying Minor Restructuring Event; and

(B)	any Non-Qualifying Minor Restructuring Event;

“Triggered Focus List Asset” means a Triggered Asset that is a Focus List Asset;

“Weekly Delivery Date” means, in relation to a Notification Week, the third Business Day next following the end of such Notification Week;

SCHEDULE 2

Part I
(Replacement Clauses 9.4 and 9.8 of the Accession Agreement)

9.4
For the purposes of Condition 12.4 as amended in its application to the Participant pursuant to Clause 10.4 and by way of stipulating the threshold above which Treasury approval is required under the Conduct Approvals Hierarchy (and for this purpose, this sub-Clause shall be deemed to be part of the Conduct Approvals Hierarchy as set out as such in the Asset Management Framework), Treasury approval shall be required in relation to Condition 12.2(C) if:

(A)	where the Disposal Transaction does not constitute a transaction or transactions falling within Clause 9.5:

(i)	as at 31 December 2008, the Covered Amount of the Triggered Focus List Asset the subject of the Disposal Transaction exceeded ***; or

(ii)	as at the date of the proposed Disposal Transaction, the Outstanding Amount of the Triggered Focus List Asset the subject of the Disposal Transaction exceeded ***; or

(B)	where the Disposal Transaction does constitute a transaction or transactions falling within Clause 9.5:

(i)	as at 31 December 2008, the aggregate Covered Amount of the Triggered Assets the subject of the transactions constituting the Disposal Transaction exceeded ***; or

(ii)	as at the date of the transactions constituting the Disposal Transaction, the aggregate Outstanding Amount of the Triggered Assets the subject of the Disposal Transaction exceeded ***.

9.8
For the purposes of applying the Thresholds in Clauses 9.2, 9.3 and 9.4, where a Covered Amount or an Outstanding Amount is denominated in any Other Currency, the amount shall be translated into sterling on the day the relevant event occurs under Condition 12.2 using a market rate reasonably determined by the Participant based on its ordinary course business and banking policies, practices and procedures consistently applied.

*** Material has been omitted pursuant to a request for confidential treatment and has been filed separately.

Part II
(Insertion of Additional Specified Obligations in Schedule 4 to the Accession Agreement)

Specified Obligation	Whether capable of being remedied
Delivery of notices and information in relation to Relevant Conduct in accordance with Clause 10.9(A)(i)	Yes
Notification of Ultimate Parent IDs in accordance with Clauses 10.11(A)(i) and 10.11(A)(ii)	Yes
Notification of Non-Cash Realisations and identification of changes in accordance with Clause 10.11(B)	Yes
Provision of updated Focus List and reconciliation in accordance with Clause 10.11(E)	Yes

SCHEDULE 3

(New Clauses 10.2 to 10.13 of the Accession Agreement)

Certain Limitations of Conditions 10 and 12 to Focus List Assets and Other Consequential Provisions

10.2	It is agreed that:

(A)
for the purposes of applying Condition 10.8 to the Participant and subject to Clause 10.8, the requirement for the Participant to ensure that (i) the portfolio of Protected Assets as a whole, (ii) the portfolio of Protected Assets within (or, in the case of a Non-Cash Realisation or Closely Related Hedge, being in respect of a Covered Asset within) each Covered Asset Class, and (iii) each Protected Asset is, in each case Managed and Administered (regardless of whether such Management and Administration is undertaken by a member of the Participant’s Group or by a Representative of a member of the Participant’s Group) at all times and in all respects in accordance with the Asset Management Objective pursuant to Condition 10.8(B) shall apply solely to Focus List Assets;

(B)
for the purposes of applying Condition 10.8 to the Participant, the requirement for the Participant to ensure that (i) the portfolio of Protected Assets as a whole, (ii) the portfolio of Protected Assets within (or, in the case of a Non-Cash Realisation or Closely Related Hedge, being in respect of a Covered Asset within) each Covered Asset Class, and (iii) each Protected Asset is, in each case Managed and Administered (regardless of whether such Management and Administration is undertaken by a member of the Participant’s Group or by a Representative of a member of the Participant’s Group) at all times and in all respects in accordance with the provisions of the Asset Management Framework and the Conflicts Management Policy pursuant to Condition 10.8(D) shall apply to Protected Assets that are not Focus List Assets only to the same extent as such provisions apply to Protected Assets that are Blind Pool Assets;

(C)	references to Protected Assets in Conditions 10.1, 10.17, 10.19, 10.20, 10.22(E) and 10.23(A)(iv) shall be read as references to Focus List Assets;

(D)	references in the Conditions to Condition 10.8 in relation to any Protected Asset shall be read and construed as references to Condition 10.8 to the extent applicable to that Protected Asset;

(E)	the proviso in relation to the Asset Management Objective at the end of Condition 6.12(A)(ii) shall apply solely if the relevant Derivative Agreement is a Focus List Asset;

(F)	the words “and in accordance with the Asset Management Objective” in Condition 7.3 shall be deemed deleted save where the relevant

Triggered Asset is a Triggered Focus List Asset; and

(G)	the words “For the purposes of Conditions 10.17, 12.2 and 15.15, a” in Condition 10.18 shall be deemed to be replaced by the phrase “For the purposes of the Conditions”.

10.3	It is agreed that:

(A)
for the purposes of applying Condition 10.10 to the Participant and subject to Clause 10.8, the requirement to ensure that each Related Party Asset is Managed and Administered (regardless of whether such Management and Administration is undertaken by a member of the Participant’s Group or by a Representative of a member of the Participant’s Group) at all times and in all respects in accordance with Condition 10.8 (mutatis mutandis) shall be deemed not to include a reference to Condition 10.8(B) save where the relevant Related Party Asset is a Focus List Related Party Asset;

(B)
for the purposes of applying Condition 10.10 to the Participant, the requirement to ensure that each Related Party Asset is Managed and Administered (regardless of whether such Management and Administration is undertaken by a member of the Participant’s Group or by a Representative of a member of the Participant’s Group) at all times and in all respects in accordance with the provisions of the Asset Management Framework and the Conflicts Management Policy shall be deemed to apply to Related Party Assets that are not Focus List Related Party Assets only to the same extent as such provisions apply to assets that are Related Party Assets that are Blind Pool Assets;

(C)
for the purposes of applying Condition 10.10 to the Participant as modified pursuant to paragraph (B) above, where the relevant Related Party Asset is a Focus List Related Party Asset, the reference in Condition 10.10 to Protected Assets shall be read as a reference to Focus List Assets;

(D)	references to Related Party Assets in Conditions 10.17, 10.19, 10.20, 10.22(E) and 10.23(A)(iv) shall be read as references to Focus List Related Party Assets; and

(E)	references in the Conditions to Condition 10.10 in relation to any Protected Asset shall be read and construed as references to Condition 10.10 to the extent applicable to such Protected Asset.

10.4	Subject to Clause 10.8, for the purposes of applying Condition 12 to the Participant, the definition of Prohibited Conduct in Condition 12.2 shall be modified by reading:

(A)	references to Covered Assets as references solely to Focus List Assets;

(B)	references to Related Party Assets as references solely to Focus List Related Party Assets; and

(C)
subject to Clause 10.5, references to Triggered Asset(s) and Non-Cash Realisation(s) as references solely to Triggered Focus List Asset(s) and Non-Cash Realisation(s) that are Focus List Asset(s) respectively, and references to Covered Assets and Related Party Assets in Condition 12.4 shall be construed in accordance with paragraph (A) and (B) above respectively.

10.5
Notwithstanding Clause 10.4(C), where a Disposal Transaction constitutes a transaction or transactions falling within Clause 9.5, references in Condition 12.2(C) shall apply in relation to all Covered Assets (including Non-Cash Realisations), not just Focus List Assets.

10.6	Subject to Clause 10.8, for the purposes of applying Conditions 15.14 and 15.15 to the Participant:

(A)	references to Covered Assets shall be read and construed as references to Focus List Assets; and

(B)	references to Related Party Assets shall be read and construed as references to Focus List Related Party Assets.

10.7	It is agreed that:

(A)	references in Conditions 15.1 and 15.2 to Covered Assets and Related Party Assets shall be deemed also to include separate references to Focus List Assets and Focus List Related Party Assets; and

(B)	unless and until the Treasury notifies the Participant otherwise, Condition 23.6(D) shall cease to apply.

10.8	Notwithstanding Clauses 10.2(A), 10.3, 10.4 and 10.5:

(A)
Condition 10.17 (as amended in its application to the Participant pursuant to Clauses 10.2 and 10.3) shall continue to apply to the Participant so that the Participant’s obligations to ensure that the Focus List Assets are Managed and Administered, and to ensure that the Management and Administration of the Focus List Related Party Assets are Managed and Administered, in accordance with the Asset Management Objective shall not apply if and to the extent that (and only for so long as) the relevant Focus List Asset or Focus List Related Party Asset is Managed and Administered as a Blind Pool Asset;

(B)
proviso (i) to Condition 12.2 (as amended in its application to the Participant pursuant to Clause 10.4) shall continue to apply to conduct falling within Condition 12.2(A) that constitutes the management and administration of a Focus List Asset or a Related Party Focus List Asset (as the case may be) as a Blind Pool Asset; and

(C)
(without prejudice to the provisions of paragraph 8.4 of Schedule 10) the requirement to deliver a Conflicts Certificate under Condition 15.14 shall not apply in respect of any Focus List Asset which has at all times during the relevant period (as defined in Condition 15.14(B)) been Managed and Administered as a Blind Pool Asset in accordance with Condition 10.18.

10.9	It is agreed that:

(A)	subject to Clause 10.10, the Participant shall:

(i)	give notice to the Treasury of, and provide the Treasury with all relevant information in relation to:

(a)	all proposed sales, transfers or other disposals (including by way of an Undertaking Disposal or portfolio disposal) of Focus List Assets; and

(b)	all proposed Significant Restructuring Events in relation to Focus List Assets,

that are under consideration by any member of the Participant’s Group (in each case “Relevant Conduct”); and

(ii)
where a Focus List Asset (or portfolio of Protected Assets) is the subject of Relevant Conduct, procure that the relevant relationship manager(s), credit officer(s), portfolio manager(s) and other personnel directly responsible within the Participant’s Group for the Management and Administration of the relevant Focus List Asset (or portfolio) engages in a constructive, open and transparent dialogue with the Treasury in relation to the Relevant Conduct;

(B)
all notices referred to in Clause 10.9(A)(i), together with all relevant information, shall be given as soon as reasonably practicable and in any event sufficiently early to allow the Treasury to assess the Relevant Conduct in the context of other options that may be (or but for any breach of this Agreement would have been) available to the Participant or any member of the Participant’s Group in relation to the relevant Focus List Asset;

(C)
if the Treasury notifies the Participant prior to the occurrence of the Relevant Conduct that it does not agree with the Relevant Conduct, the matter shall be escalated to the Nominated Representatives of the Participant and the Treasury who shall consult in good faith about the matter;

(D)
in the event of a disagreement between the Nominated Representatives about the Relevant Conduct, the final decision as to whether or not to proceed with the Relevant Conduct shall remain with the Participant (or relevant member of the Participant’s Group) save where it constitutes Conduct Requiring Approval which is required to be approved or consented to by the Treasury pursuant to Condition 12.4 (as modified by Clause 10.4) and Clauses 9.1 to 9.5; and

(E)
compliance by the Participant with its obligations under Clause 10.9(A)(i)(a) in relation to any Focus List Asset(s) shall discharge its obligations under Condition 10.11(B) in relation to Protected Assets pro tanto.

10.10
Without prejudice to the provisions of Clause 9.4, the obligations of the Participant under Clause 10.9(A)(i) shall not apply to Focus List Assets that are Managed and Administered as Blind Pool Assets.

Notification of Focus List Assets and designation of Excluded Assets

10.11	The Participant undertakes:

(A)	to notify the Treasury:

(i)
on or before each Weekly Delivery Date of the Ultimate Parent ID (excluding any Ultimate Parent ID already recorded on the Focus List or any Ultimate Parent ID for any Ultimate Parent that is a member of the Participant’s Group) in respect of each Covered Asset that is transferred (in whole or in part) into the Global Restructuring Group of the Participant’s Group during the corresponding Notification Week where the aggregate of the Covered Amounts of all Covered Assets with such Ultimate Parent ID is in excess of *** and at least one of such Covered Assets is not a Blind Pool Asset;

(ii)
on or before each Weekly Delivery Date that is a Monthly Delivery Date commencing with 16 August 2011 of the Ultimate Parent ID (excluding any Ultimate Parent ID already recorded on the Focus List or any Ultimate Parent ID for any Ultimate Parent that is a member of the Participant’s Group) in respect of each Covered Asset that is transferred (in whole or in part) into the Non-Core division of the Participant’s Group during the corresponding calendar month where the aggregate of the Covered Amounts of all Covered Assets with such Ultimate Parent ID is in excess of *** and at least one of such Covered Assets is not a Blind Pool Asset; and

(iii)
on or before each Monthly Delivery Date of each Ultimate Parent ID recorded on the Focus List in relation to which as at the end of the corresponding month there is no longer (in whole or in part) within the Global Restructuring Group or Non-Core division of the Participant’s Group any Covered Asset (other than a Blind Pool Asset) with such Ultimate Parent ID, and for the purposes of sub-paragraph (i) above any information to be provided by the Participant to the extent referable to Ultimate Parent IDs and Covered Amounts shall be deemed to be accurate if consistent with the data reported by the Participant for such fields in accordance with the Data Field Rules for Post-Accession Data as at the end of the Quarter preceding such date or, at the election of the Participant, the data that would be reportable by the Participant for such fields in accordance with such Rules as at a later date;

(B)	to provide the Treasury on or before each Monthly Delivery Date with:

(i)
a written list in a form satisfactory to the Treasury specifying each Non-Cash Realisation (other than a Non-Cash Realisation in the form of a debt financial instrument) realised, received, recovered or derived by any Applicable Entity (other than with respect to a Blind Pool Asset) that (a) as at the end of the corresponding calendar month is held within or managed by the Strategic

*** Material has been omitted pursuant to a request for confidential treatment and has been filed separately.

Investment Group or West Register business units of the Global Restructuring Group of the Participant’s Group (or any successor business unit of all or any part of the Strategic Investment Group or West Register business units of the Global Restructuring Group of the Participant’s Group) and (b) if purchased by the relevant Applicable Entity for cash consideration, was purchased for a consideration in excess of *** or its equivalent in foreign currency as determined using a market rate reasonably determined by the Participant based on its ordinary course business and banking policies, practices and procedures consistently applied; and

(ii)	identification of all changes in the list since the immediately preceding list provided to the Treasury pursuant to paragraph (B)(i) above;

(C)	to add each Ultimate Parent ID notified to the Treasury in accordance with paragraph (A)(i) or (A)(ii) above to the Focus List on or before the relevant Weekly Delivery Date;

(D)	to:

(i)	add and/or remove as applicable each Ultimate Parent ID, APS Covered Asset ID and/or Bank Covered Asset ID notified by the Treasury in accordance with Clause 10.12; and

(ii)	to add and/or remove any other APS Covered Asset ID and/or Bank Covered Asset ID that is agreed in writing by the Treasury and the Participant to (or from) the Focus List that is to be delivered on the next Weekly Delivery Date provided that the relevant notification from the Treasury is given (or agreement reached) by 4.00pm on Friday of the week immediately preceding such Weekly Delivery Date and otherwise to (or from) the Focus List to be delivered on the next succeeding Weekly Delivery Date; and

(E)	to provide to the Treasury on each Weekly Delivery Date:

(i)	an updated Focus List which reflects each amendment to the Focus List required in accordance with paragraphs (C) and (D) above; and

(ii)
identification in a format reasonably satisfactory to the Treasury of (a) each addition and/or removal to (or from) such Focus List of an Ultimate Parent ID, APS Covered Asset ID and Bank Covered Asset ID and (b) each change in status as regards being within the Global Restructuring Group or Non-Core division of the Participant’s Group since the Focus List provided to the Treasury on the immediately preceding Weekly Delivery Date.

*** Material has been omitted pursuant to a request for confidential treatment and has been filed separately.

10.12	The Treasury may at its sole discretion by notice at any time to the Participant require the Participant to update the Focus List by:

(A)	adding and/or removing any specified Ultimate Parent ID(s) to (or from) the Focus List;

(B)
adding and/or removing any specified APS Covered Asset IDs for Covered Assets with Ultimate Parent IDs for Ultimate Parents that are members of the Participant’s Group to (or from) the Focus List; and/or

(C)	adding and/or removing any specified Bank Covered Asset IDs in respect of Non-Cash Realisations falling within Clause 10.11(B)(i) to (or from) the Focus List.

10.13	The Participant’s obligations under Clauses 10.2 to 10.12 (inclusive) shall be deemed to form part of the Asset Management Conditions.

SCHEDULE 4

(Form of Side Letter)

[APA letterhead]

[date] 2011

The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR
Attention: APS Management

The Royal Bank of Scotland Group plc 135 Bishopsgate London EC2M 3UR

Attention: APS Management

Dear Sirs

Variation of Asset Management Conditions

1.	We refer to:

(A)
the Accession Agreement dated 26 November 2009 between The Commissioners of Her Majesty’s Treasury, The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc, as amended or supplemented from time to time (the “Accession Agreement”); and

(B)
the Fifth Supplemental Agreement to the Accession Agreement of even date between The Commissioners of Her Majesty’s Treasury, The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc (the “Fifth Supplemental Agreement”).

Any word or expression defined in the Accession Agreement or in the Conditions (as defined in the Accession Agreement) shall have the same meaning when used in this letter.

2.
The document headed “Focus Asset List” in the form attached to this letter is hereby designated by the Treasury and the Participant as being the Initial Focus List in the agreed form for the purposes of the Accession Agreement as amended by the Fifth Supplemental Agreement.

Kindly confirm your agreement to the foregoing by signing and returning the enclosed copy of this letter.

Yours faithfully,

For and on behalf of the Commissioners of HM Treasury (acting through the Asset Protection Agency)

Confirmed and agreed for and on behalf of The Royal Bank of Scotland plc

Signature:

Name:	Date:

Confirmed and agreed for and on behalf of The Royal Bank of Scotland Group plc

Signature:

Name:	Date:

***

*** Material has been omitted pursuant to a request for confidential treatment and has been filed separately.

SCHEDULE 5

(Amendment of Scheme Principles)

(U)
Subject to certain specified exceptions, the Participant must ensure that any conduct in relation to covered assets (to the extent protected by the Scheme), non-cash recoveries and certain closely related hedges (together, the “protected assets”) complies with certain specified “asset management requirements”. For certain protected assets (“focus list assets”), the asset management requirements include a specified “asset management objective” and “prohibited conduct” requirements.

(V)
The asset management objective does not apply to assets that are not focus list assets.  The asset management objective and, subject to certain specified exceptions, prohibited conduct requirements also do not apply to assets within the consumer finance and residential mortgage covered asset classes that are managed and administered alongside non-covered assets within those classes by personnel who are unaware of whether or not such assets and exposures are protected under the Scheme provided that the other applicable asset management requirements are complied with such that (without limitation):

(i)
the policies, practices and procedures of the Participant’s group are applied consistently to a particular type or class of asset or exposure regardless of whether or not the asset or exposure is protected under the Scheme; and

(ii)
there is no prejudice to, discrimination against or disproportionate adverse effect on the relevant covered assets when compared to assets and exposures of the same type or class that are non-covered assets.

(X)	It is also intended that Scheme Principle (U) should apply to any decision to dispose of a focus list asset and certain other protected assets in respect of which a trigger has occurred.

SCHEDULE 6

(Ultimate Parent IDs Excluded by Agreement)

***

*** Material has been omitted pursuant to a request for confidential treatment and has been filed separately.

Signed by two of	)	Angela Watkins	(sign)
The Commissioners of Her Majesty’s Treasury	)
	)	ANGELA WATKINS	(print)
)
	)	21ST July 2011	(dated)

	)	J Duddridge	(sign)
)
	)	J DUDDRIDGE	(print)
)
	)	21st July 2011	(dated)

Signed for and on behalf of	)	J Collins	(sign)
The Royal Bank of Scotland plc	)
acting by its duly appointed attorney	)	JOHN COLLINS	(print)
)
	)	22 July 2011	(dated)

Signed for and on behalf of	)	J Collins	(sign)
The Royal Bank of Scotland Group plc	)
acting by its duly appointed attorney	)	J COLLINS	(print)
)
	)	22nd July 2011	(dated)